ZULYA CORPORATION

Income Statement

For the year ending December 31, 2022

In US Dollars

	Notes	Amount
Total Revenue	8	**151,542**
Less: Cost of Sales	9	(100,892)
Gross Profit		**50,650**
Operating Expenses		
General & Administrative Expenses	10	122,138
Selling & Marketing Expenses	11	15,585
Total Expenses		(137,723)
Operating Profit / (Loss)		(87,072)
Other Incomes	12	522
Net Profit / (Loss) for the year		(86,551)

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

ZULYA CORPORATION

Balance Sheet

As of December 31, 2022

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Leasehold Improvements		71,321
Total Non-current assets		**71,321**
Current Assets		
Inventory Asset		22,940
Cash and Bank Balances	7	2,940
Total Current assets		**25,880**
Total Assets		**97,200**
Liabilities and Equity		
Current Liabilities		
Credit Card Liability		-
Total Current liabilities		**-**
Total Liabilities		**-**
Equity		
Capital		229,455
Retained Earnings		(132,255)
Total Equity		**97,200**
Total Liabilities and Owner's Equity		**97,200**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

ZULYA CORPORATION

Statement of Cash Flows

For the year ending December 31, 2022

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(86,551)**
Adjustments for:		
Depreciation Expenses		7,925
Inventory Asset		(22,940)
Credit Card Liability		(3,270)
Cash used in Operating Activities		**(104,836)**
Cashflow from Investing Activities		
Purchase of Leasehold Improvements		(79,246)
Cash used in Investing Activities		**(79,246)**
Cashflow from Financing Activities		
Funds contributed by Members		89,000
Cash generated from Financing Activities		**89,000**
Net Cash generated during the year	-	**95,081**
Cash & Cash equivalents at the beginning of the year		98,021
Cash & Cash equivalents at the end of the year		**2,940**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**